Exhibit 99.3
Sun Life Financial Inc.
Earnings Coverage Ratio
For the 12 months ended June 30, 2009
This updated calculation of the earnings coverage ratio of Sun Life Financial Inc. (the “Company”) is filed pursuant to Section 8.4 of National Instrument No. 44-102 as an exhibit to the Company’s consolidated financial statements for the period ended June 30, 2009, in connection with the medium-term note program established by the Company under its prospectus supplement dated April 1, 2009 to a short form base shelf prospectus dated April 1, 2009.
The pro forma interest requirement on the Company’s outstanding indebtedness was $443,500,000 for the 12 months ended June 30, 2009. The Company’s earnings before interest and income tax for the 12 months ended June 30, 2009 were ($165,300,000), which is (0.4) times the Company’s pro-forma interest requirements for that period.
Additional earnings before interest and tax of $608,800,000 would have been required in order to achieve an earnings coverage ratio of one.